                       [LETTERHEAD OF INVESTMENT BANK SERVICES]


                               December 26, 1996



Board of Directors
Hopkinsville Federal Savings Bank
2700 Fort Campbell Blvd.
Hopkinsville, Kentucky  42240

To the Directorate:

The following sets forth the terms of the proposed engagement between Investment Bank Services, Inc. ("IBS"), a subsidiary of Professional Bank Services, Inc., Louisville, Kentucky, and Hopkinsville Federal Savings Bank, Hopkinsville, Kentucky ("Hopkinsville Federal") generally outlining the investment banking services to be provided by IBS, compensation to be paid to IBS, as well as the projected miscellaneous costs and expenses that Hopkinsville Federal will be responsible for in the conversion from a federally-chartered mutual savings bank to a capital stock form of organization. IBS will assist in the marketing of common shares of the stock savings company. The specific terms of the services that will be provided by IBS will be set forth in an Agency Agreement to be executed on the date the offering circular is declared effective by the Office of Thrift Supervision ("OTS"). The price of the shares to be offered in the Conversion will be the price established by Hopkinsville Federal's Board of Directors, based upon an independent appraisal which will ultimately be approved by the OTS.


                                    GENERAL

The sale of common stock in the Conversion will involve a subscription and community offering. IBS will act as the sales agent and financial advisor to Hopkinsville Federal and in that capacity will exercise its best efforts to assist Hopkinsville Federal in the sale of the company's common stock. In connection with the drafting of the offering circular, IBS and its counsel will conduct a due diligence examination of Hopkinsville Federal as IBS deems necessary and appropriate.
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Board of Directors
Hopkinsville Federal Savings Bank
December 26, 1996
Page 2


IBS will train Hopkinsville Federal's directors, officers and other employees in the mechanics and regulatory requirements of the Conversion. IBS will set up a Stock Information Center for the stock offering. IBS will respond to inquiries concerning the Conversion and investment opportunity, as well as organize and participate in informational community meetings. IBS will help prepare management for any questions they may receive from Hopkinsville Federal's customers and community. The purpose of these meetings is to attract potential investors and relieve any customer anxiety that may arise during the Conversion. IBS will work closely with management, continually advising and updating management of market conditions and the community's responsiveness to the offering. IBS will be available to discuss the merits of an investment in the stock savings bank with prospective investors.

                                 COMPENSATION

For its services, Hopkinsville Federal will pay IBS the following compensation and reimbursement for expenses:

     1. A $25,000 non-refundable advisory fee payable upon execution of this document. A $155,000 sales fee payable upon the successful completion of the offering.

     2. IBS shall be reimbursed for reasonable expenses incurred by them, including legal fees. These expenses are not to exceed $45,000, whether or not the Agency Agreement is consummated. Hopkinsville Federal will bear the costs associated with preparing the Blue Sky Memorandum, the filing and registration fees and legal counsel's fees relating to any required state securities law filings. It also is understood that Hopkinsville Federal will pay all other expenses of the Conversion including but not limited to NASD filing fees, telephone charges, airfreight, rental equipment and other necessary and reasonable expenses in connection with the Conversion.

                                INDEMNIFICATION

Hopkinsville Federal shall agree to indemnify IBS, its Directors, Officers and Employees to the maximum extent permitted by Kentucky law against any losses, actions, claims, damages, expenses or liabilities (collectively "Losses") arising out of any acts in connection with such engagement unless it is
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Board of Directors
Hopkinsville Federal Savings Bank
December 26, 1996
Page 3


determined by a court of competent jurisdiction that such Losses are primarily the result of IBS' willful misconduct or gross negligence. Hopkinsville Federal will reimburse IBS for all reasonable expenses as they are incurred by IBS in connection with investigating or defending any such actions or claims. This indemnification shall remain in full force and effect following the conclusion or termination of this engagement. The indemnification provision of this paragraph will be superseded by the indemnification provision of the Agency Agreement to be entered into by Hopkinsville Federal and IBS.


                                 MARKET MAKING

IBS works closely with several market makers and brokers and depending upon the needs or requirements of Hopkinsville Federal, IBS will assist Hopkinsville Federal in identifying potential market makers to make a market in the stock.


                                   DOCUMENTS

Hopkinsville Federal and its counsel will complete, file with the appropriate regulatory authorities and, as appropriate, amend from time to time, the information to be contained in Hopkinsville Federal's Application for Conversion and any related exhibits thereto. In this connection, Hopkinsville Federal and its counsel will prepare an offering circular and any other necessary disclosure documents relating to the offering of the common stock in conformance with applicable rules and regulations. As Hopkinsville Federal's sales agent and financial advisor, IBS will, in conjunction with its counsel, conduct an examination of the relevant documents and records of Hopkinsville Federal and will make such other reasonable investigation as deemed necessary and appropriate under the circumstances. Hopkinsville Federal agrees to make all such documents, records and other information deemed necessary by IBS, or its counsel, available to them upon reasonable request. IBS' counsel will prepare, subject to the approval of Hopkinsville Federal and its counsel, the Agency Agreement.

This letter is merely a statement of intent and is not a binding legal agreement except as to the paragraph above with regard to the obligation to reimburse IBS for allowable expenses to be incurred prior to the execution of the Agency Agreement and the paragraph regarding indemnity. While IBS and Hopkinsville Federal agree in principle to the contents thereof and propose to proceed promptly, and in good faith, to work out the arrangements with
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Board of Directors
Hopkinsville Federal Savings Bank
December 26, 1996
Page 4


respect to the proposed offering and Agency Agreement, any legal obligation between IBS and Hopkinsville Federal shall be only as set forth in a duly executed Agency Agreement.

We look forward to working with Hopkinsville Federal and appreciate the opportunity to submit this proposal. Should the above fairly reflect your desires, kindly acknowledge acceptance of this proposal below and return one copy to our office.

                                  Sincerely,

                                  /s/ Christopher L. Hargrove

                                  Christopher L. Hargrove
                                  President


Accepted this 31st day of December, 1996.



                        HOPKINSVILLE FEDERAL SAVINGS BANK
                        HOPKINSVILLE, KENTUCKY


                        By: /s/ Bruce Thomas
                            -----------------------------
                                Bruce Thomas

                        Title: PRESIDENT
                              --------------------------